Exhibit 99.1
Dear Investor,
First Industrial Realty Trust, Inc. (NYSE:FR) is pleased to provide information on our Dividend Reinvestment and Direct Stock Purchase Plan. The Plan provides a convenient, cost-effective way to invest in First Industrial common stock.
Under the Plan, shareholders have the ability to reinvest their First Industrial cash dividends. In addition, both existing and new shareholders have the opportunity to purchase shares of First Industrial directly through Computershare Trust Company, N.A., our Plan Administrator.
You pay no account opening or brokerage fees when purchasing shares under the Plan. The enclosed prospectus explains the Plan’s fees, terms and conditions and other features in a simple “Question and Answer” format.
The Plan contains many attractive features that include the following:
•	The ability to automatically reinvest your cash dividends in additional shares of First Industrial.

•	The ability to purchase additional shares of First Industrial by making investments as low as $50 and up to $10,000 per month via check, one-time EFT transfer, or automatic monthly deductions from your U.S. bank account.

•	The ability to make optional cash investments in excess of $10,000 per month if First Industrial grants a “Request for Waiver.”

•	The ability to sell shares of First Industrial.

•	The ability to convert stock certificates representing First Industrial common stock into book-entry shares for safekeeping.

•	The ability to enroll, access account records, purchase and sell shares of First Industrial common stock online via the internet.
Participation in the Plan is entirely voluntary, and you may start or cancel your participation at any time. When selling shares, a fee will be charged.
Please take the time to read the Plan prospectus before making an investment decision.
If you would like to enroll in the Plan, please complete and return the enclosed enrollment form to Computershare, the Plan Administrator. Alternatively, you may enroll through the internet at www.computershare.com.
If you wish, you may purchase shares when you enroll in the Plan by including your check or completing the Direct Debit Authorization form available on the Plan Administrator’s website at www.computershare.com. Alternatively, you may purchase shares through the internet at www.computershare.com.
We value our shareholders, and we hope you find the Plan to be a useful way to increase your investment. If you have questions or require additional information, please contact the Plan Administrator at 1-800-446-2617.
Sincerely,
Michael W. Brennan
President and Chief Executive Officer